SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated August 12, 2005, relating to the Registrant’s attainment of BS7799 information security management system certification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: August 16, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated August 12, 2005, relating to the Registrant’s attainment of BS7799 information security management system certification.

Exhibit 99.1

SMIC Attains BS7799 Information Security Management System Certification

(Shanghai, China. August 12, 2005) Semiconductor Manufacturing International Corporation (SMIC) announced that it passed an audit conducted by the British Standard Institute (BSI) with a zero-defect performance and received the BS7799 certificate for information security management systems on July 29, 2005.

The BS7799 standard was formulated by BSI and is recognized internationally as a standard for information security management systems. BS7799 provides the foundation for establishing, implementing, maintaining, managing, and improving information security. Under this standard, companies conduct risk assessments to classify information and implement measures to ensure information security.

Paul Ouyang, vice-president of Design Service at SMIC, said, “SMIC places strong emphasis on the protection of our customers’ intellectual property. We implement strict control over the access of IPs during production and provide an additional layer of security by using an independent database and network. Attaining the BS7799 information security management system certification results from and demonstrates our continuous efforts on maintaining the high level of information security.”

Jesse Huang, Mask Shop Director at SMIC, said, “The protection of customers’ information, particularly intellectual property and trade secrets, is a top priority for SMIC. By providing continuous training and establishing information security standards, we strive to strengthen awareness of information security among our employees. In SMIC’s mask shop, GDSII and Mebes documents are transferred via an independent server to ensure maximum data and network security. Furthermore, we implement added security by encrypting data files. The BS7799 certification recognizes SMIC’s efforts and prompts us to further perfect our information security protection measures in strengthening our partnerships with global customers.”

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.11-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.